EXHIBIT 99.17

Media Release

Rio Tinto releases details of $9.9 billion of taxes and royalties paid in 2025
26 March 2026

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto has published its 2025 Taxes and Royalties Paid Report, which details $9.9 billion of taxes and royalties paid globally during the year (2024: $8.4 billion).

In Australia, taxes and royalties totalling $6.1 billion (A$9.5 billion) were paid in 2025, including corporate tax paid of $3.7 billion (A$5.8 billion). Rio Tinto also made significant tax and royalty payments in Chile ($1.1 billion), the United States ($1.0 billion), Mongolia ($628 million) and Canada ($399 million).
Higher tariffs on primary aluminium exports from Canada to the United States, including the removal of the 10% tariff exemption from March 2025, resulted in almost $1 billion in additional tax payments in the United States. Higher profits at Escondida resulted in higher corporate tax payments in Chile and increased copper production and prices at Oyu Tolgoi resulted in higher royalty payments in Mongolia.
Rio Tinto Chief Financial Officer Peter Cunningham said: “The taxes and royalties we pay to governments are an important contributor to the economic health and development of the regions where we operate.
“We seek to operate responsibly everywhere we work. Our operations deliver meaningful benefits to society and host communities now and for the long-term – including the production of essential materials, job creation, skills development and small business growth.
“Our payments to governments can be significant for national budgets and to support development priorities, while our voluntary social investment also allows communities to invest in their own social and economic development for years to come.
“We continue to be a leader in transparent tax reporting, voluntarily publishing detailed information on our taxes and royalty payment to governments for over 15 years. We welcome feedback on our disclosures as we continue to find better ways to contribute to our host countries and communities.”
In the past 10 years, Rio Tinto has paid $82.7 billion in taxes and royalties globally, of which more than 76% was paid in Australia.
View source version on businesswire.com: https://www.businesswire.com/news/home/20260325662160/en/

Media Release

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Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin M +61 419 103 454	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480
Investor Relations, United Kingdom Rachel Arellano M: +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +976 95 091 237
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